EXHIBIT 15.1

PROPERTY LOCATION MAPS

MAP 1 - Bulakashu Property, Krygyzstan
MAP 2 - Eastern Sary Jaz Property, Eastern Krygyzstan
MAP 3 - Kokjar Property, Krygyzstan
MAP 4 - Souker Property, Kola Peninsula
MAP 5 - Uleeta and Tsaga Properties, Kola Peninsula

MAP - 1


Kazakhstan
Kyrgyzstan
Uzbekistan
Tajikistan
China
Bulakashu Property
Kyrgyzstan
0 2,000 4,000 8,000 12,000
m
GK Zone 13/Pulkovo 1942

Map - 2


Kazakhstan
Kyrgyzstan
China
Eastern Sary Jaz Property
Eastern Kyrgyzstan
0 5,000 10,000 20,000
m
GK Zone 14/Pulkovo 1942

Map - 3


Kazakhstan
Kyrgyzstan
China
Kokjar Property
Kyrgyzstan
0 2,000 4,000 8,000 12,000
m
GK Zone 13/Pulkovo 1942

Map - 4



Kola Peninsula
Russian Federation
Murmansk
Souker
Nickel
Zapolyarny
Souker Property
Kola Peninsula
GK Zone 6/Pulkovo 1942
Road

Map - 5


Murmansk
Uleeta
Tsaga
Uleeta and Tsaga Properties
Kola Peninsula
0 50 100 200
km
GK Zone 6/Pulkovo 1942
Railway
Road